INVEST IN PREPDECK

We make cooking fast, fun and enjoyable



LEAD INVESTOR

Nicholas Condos

Prepdeck's innovative products and lifestyle brand continue to deliver on its promise of making things faster, easier, and simpler in the kitchen. We believe deeply in the company's mission and trajectory and even more so in the founder, Alexander. Having known Alexander professionally for nearly 15 years, we have seen him build multiple companies into incredible successes. What he has accomplished with Prepdeck in such a short amount of time is impressive, but will ultimately pale in comparison to the success that lies ahead as Alexander and the team move into the next phase of growth.

Invested $50,000 this round & $350,000 previously

prepdeck.com Los Angeles CA

Highlights

1. Recently featured on Shark Tank!
2. Over $16M in revenue already generated
3. 500% revenue growth in the past 36 months
4. Prepdeck has over 150,000 enthusiastic customers and supporters
5. Projecting $30M revenue by 2025!
6. Growth phase is focusing on retail expansion and international reach
7. Cutting edge kitchen solutions positioned to dominate the sector

Our Founder



Alexander Eburne Founder & CEO

Cooking with Prepdeck is faster, more enjoyable, and less stressful than any other way, and I'm certain you will love everything Prepdeck has to offer.

I love to cook, but when I do, I make a mess. It used to be that my wife would save me by cleaning up my chaos which was amazing, until one day... pregnant with our first daughter, she wanted nothing to do with the kitchen. Left to plan, prep, cook and clean on my own, I grew frustrated. I'd had enough. I knew there had to be a better way.

Why Prepdeck?


PREPDECK
Join the cooking revolution
October 2022
PREPDECK

Cooking from home shouldn't be a nightmare.

We're on a mission to make kitchen life easier.. like it was meant to be.

Prepdeck - The original kitchen organization system that has taken the market by storm.

It all started one day in the kitchen - See I love to cook, but I've been spoiled most of my life - I've always had someone to cook with - When my wife got

pregnant I found myself alone in the kitchen, and it was obvious how chaotic everything was when I didn't have a helping hand. I knew there had to be a better way, so I got to work inventing the perfect system.

Prepdeck was born.. And what a journey it's been!..

Prepdeck is a patented and award-winning cooking accessory with over 45 features that help you prep faster, cut down on clutter, and speed up the clean-up. (Patents are owned by the Company).

Prepdeck is our cornerstone product, but the company has grown into a lifestyle brand for the kitchen, bringing solutions to the home, and the art of cooking.

In 2021 we acquired Chef Caddy, paving the path to an even wider audience. Our expansion products complement one another, and stay true to our core values, taking the headache out of cooking while making things fun and easy.

Today Prepdeck is made up of more than XXX products that our customers love.

The company has become much larger than our namesake product, however there is still a tremendous opportunity to unlock as we move into new markets and expand into retail.. and we're just getting started!


PREPDECK
Cooking often feels like a chore
It's chaotic, time-consuming, stressful and daunting
Chaotic counters
Cluttered drawers
Crummy clean-up


PREPDECK
But it doesn't need to be
We make cooking organized, fast and enjoyable
Infused with chef-proven secrets, Prepdeck is a compact, easy-to-use system, that takes home cooks instantly from disarray to delish! Just like the pros!
Prep faster
Better results
Clean up 2x faster


PREPDECK
The collection
Prepdeck
Patented, Award-Winning System
• Home-base
• 14 ingredient containers in four sizes
• Measurement markings
• Air-tight lids
• Magnetic, detachable cutting surface
• Removable storage compartments
• Scraps / trash compartments
• 9 prepping tools included
• Tablet / mobile device stand
• Dishwasher safe.
• Antibacterial & BPA Free
• Premium pattern exterior available
• Range of colors and designs
• Available in Original or new Mini size
Mini
Gen 2


PREPDECK
The collection
Kitchen Solutions


The business
Breathing life into home cooking
Prepdeck is a digitally native brand with product-market fit and significant traction, centered around our innovative recipe prep system, Prepdeck.
$16m+
Revenue to date
150k+
Customers


500%
Rev growth in 24 mths
20m+
Views on TikTok


PREPDECK
The business
Highlights
Launched with $1m+ in crowdfunded pre-orders
Utility & Design Patented
Winner 2021 Amazon Innovator of the Year
Shark Tank Season 13
QVC + Costco Vendor
Generation 2 products launched in 2022
Bootstrapped to date
Acquired ChefCaddy in 2021
$6.3m
Revenue Run Rate
$164
AOV
21%
AOV Growth (L12)
46%
MER growth (Last 6 months vs prior 6 months)


PREPDECK
Say what, chef?
10 Best Cutting Boards Of 2022
Meal Prep Made Simple: The Prepdeck Is an All-In-One Kitchen Station For Home Cooks
PrepDeck Makes Meal Prep Work a Breeze


PREPDECK
And TikTok is obsessed
20m+ views
A KITCHEN MUST HAVE!!
PREPDECK

Our products are in over 150,000 homes, we've received thousands of 5-star reviews, generated over 20m views on TikTok, been featured on Shark Tank to an incredible response, and we won Amazon's Innovator of the Year Award!

....and we're just getting started.


PREPDECK
Our team
Alexander Eburne
Founder & CEO
Ben Petraglia
Head of Growth
Graciella Tapia
Head of Supply Chain
Eric Hangartner
Head of Retention
David Diaz
Head of Customer Experience
Christian Von Heifner
Product
Alyssa Newsom
Marketing Manager

Growth is our primary focus now.

To date, we've been building our Direct to Consumer brand through our website and Amazon.

To become a household name, we want the Prepdeck brand to be positioned among products where tremendous synergy exists - we are currently vendors for QVC & Costco but have our eyes set on stores like Target, Walmart, REI and more.

Our product strategy includes vertically expanding the Predeck system into growing, multi-billion dollar niche markets with products that solve pain points in sectors such as grilling, home pizza ovens and camping

We're projected to grow to $30M in revenue by 2025, and we'll do this by expanding our product line, growing through retail, and opening internationally to markets like Canada, the UK, Europe and Australia.


PREPDECK
Strategy
Growth
$30m in revenue by 2025

Development of unique Prepdeck experiences around explosive verticles with direct-use cases

Expansion beyond the US to Canada, UK, EU and Australia is a $10m / year opportunity within 24 months.

Retail Partnerships

Vertical product expansion crystalizes our place in retail. Private label opportunities open up and distribution widens.

Marketing Diversification

We are investing deeply in strategic partnerships, brand collaborations, and influencers, adding channels that lead to long-term organic growth.

*Forward-looking projections can't be guaranteed.

PREPDECK

Products

What's Next

Vertical product expansion around explosive verticles in large, fast-growing niche verticals

The Prep Station

- Clear positioning for retail success
- Large, expanding markets
- Private label opportunities
- Minimal product development (cost or time)

PREPDECK

Product

Pizza Prep Station

Outdoor home pizza ovens have exploded at over 300% YoY. The market is growing to 5m units/yr in 4 years.

The Pizza Prep Station will be the go to accessory for this booming market segment.

Includes exclusive recipes, accessories and content



PREPDECK

Product

Grilling Prep Station

The worldwide BBQ market is headed to almost $10b / year by 2028.

Prepdeck's Grilling Prep Station stands to capitalize on this enormous, devoted consumer base by catering a version of our product specifically to the pain points of grill masters around the world.

Includes exclusive recipes, accessories and content



PREPDECK

Product

Explorer Prep Station

Tailgating. RVs. Van life. Camping. Picnics. Simplifying cooking on the go is a multi million dollar opportunity.

The Explorer Prep Station solves pain points for millions of explorers who prep, cook and enjoy their culinary world outside and away from the comforts of a traditional kitchen.

Includes exclusive recipes, accessories and content



PREPDECK

Growth

Revenue

Our 4-pillar growth strategy continues our trajectory as we build to $30m annual revenue by 2025



$30m
$25m
$20m
$15m
$10m
$5m
+100%
+33%
+65%
FY22
FY23
FY24
FY25

*Forward-looking projections can't be guaranteed.

Growth

Use of Funds

After boot-strapping to product-market fit, 150k+ passionate home chefs, and a wide and stable product offering, we are ready to scale



into the growth opportunity ahead of us.

Inventory
Team
International
Retail



This round provides us the resources to further our mission by expanding our marketing and sales teams, increasing our marketing budgets, growing our inventory levels, investing in new products, and expanding internationally.

PREPDECK

Thank you